Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

June 17, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: iShares® Silver Trust.

Ladies and Gentlemen:

On behalf of Barclays Global Investors International Inc., in its capacity as sponsor of the iShares® Silver Trust, transmitted herewith for filing pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system is a Registration Statement on Form S-1.

The filing fee of $110,167.20 pursuant to Rule 457(d) of the Securities Act of 1933, as amended, has been wire transferred in compliance with 17 C.F.R.202.3a.

If you have any comments or questions regarding this filing, you may contact me at 212-878-8075 or Edgard Alvarez at 202-912-5007.

Very truly yours,

/S/ DAVID YERES

David J. Yeres

cc: Edgard Alvarez